EXHIBIT 14

                                 MANGOSOFT, INC.
                                 CODE OF ETHICS
                                DECEMBER 31, 2004

This Code covers a wide range of business practices and procedures. It does not and cannot cover every issue that may arise. However, this Code sets out basic principles to guide all employees of MangoSoft, Inc. This Code not only applies to our employees, but also any consultants, representatives and other agents acting on our behalf. Those who violate this Code will be subject to disciplinary action, up to and including termination. Compliance with Laws and Regulations Our Company and our people must, at all times, comply with all applicable laws and regulations. We will not condone activities that achieve results through violation of the law or unethical business dealings. This includes any payments for illegal acts, indirect contributions, rebates, and bribery. We do not permit any activity that fails to stand the closest possible public scrutiny.

All business conduct should be well above the minimum standards required by law. Accordingly, our people must ensure that their actions cannot be interpreted as being, in any way, in breach of the laws and regulations governing the all our worldwide operations. If you are uncertain about the application or interpretation of any legal requirements, you should refer the matter to your manager or supervisor, who, if necessary, will seek the advice of our legal counsel.

General Employee Conduct

We expect our people to conduct themselves in a businesslike manner. Drinking, gambling, fighting, swearing, and similar unprofessional activities are strictly prohibited while on the job. Employees must not engage in sexual harassment, or conduct themselves in a way that could be construed as such, for example, by using inappropriate language, keeping or posting inappropriate materials in their work area, or accessing inappropriate materials on their computer.

Conflicts of Interest

A conflict of interest occurs when your interests interferes with the interest of our Company. We expect that our people will perform their duties conscientiously, honestly, and in accordance with the best interests of our Company. You must not use your position or the knowledge gained as a result of your position for private or personal advantage. Regardless of the circumstances, if you believe that a course of action you have pursued, are presently pursuing, or are contemplating pursuing may involve a conflict of interest with our Company, you should immediately communicate all the facts to your manager or supervisor.

Insider Trading
Employees with access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except while conducting our normal day-to-day business. All non-public information should be considered confidential.
It is not only unethical, it is illegal to use non-public information for financial benefit or "tip" others who might make an investment in our Company. You should refer to our policies on trading our Company's stock for further details.

Outside Activities, Employment, and Directorships

All our people share a responsibility for our Company's good public relations, especially at the community level. Your readiness to help with religious, charitable, educational, and civic activities brings credit to our Company and is encouraged. You must, however, avoid acquiring any business interest or participating in any other activity outside our Company that would, or would appear to:

     o Create an excessive demand on your time and attention, thus depriving our Company of your best efforts; and

     o Create a conflict of interest--an obligation, interest, or distraction--that may interfere with the independent exercise of judgment in our Company's best interest.

Relationships With Clients and Suppliers

Although not prohibited, our people should avoid investing in or acquiring a financial interest for their own accounts in any business organization that has a contractual relationship with our Company, or that provides goods or services, or both to our Company, if such investment or interest could influence or create the impression of influencing their decisions in the performance of their duties on behalf of our Company. Gifts, Entertainment, and Favors

Our people must not accept entertainment, gifts, or personal favors that could, in any way, influence, or appear to influence, business decisions in favor of any person or organization with whom or with which our Company has, or is likely to have, business dealings. Similarly, our people must not accept any other preferential treatment under these circumstances because their position with our Company might be inclined to, or be perceived to, place them under obligation. Kickbacks and Secret Commissions

Regarding our Company's business activities, our people may not receive payment or compensation of any kind. In particular, our Company strictly prohibits the acceptance of kickbacks and secret commissions from suppliers or others. Any breach of this rule will result in immediate termination and prosecution to the fullest extent of the law.
Side Letters
Our people are prohibited from executing any "side letter" with a customer, vendor or other organization with whom or with which our Company has, or is likely to have, business dealings, whose terms and conditions materially alter those stated in final, executed agreements. Should the terms and conditions of a business arrangement require adjustment, our Company's legal counsel shall address these needs in accordance with our Company's legal policies and procedures.

Company Funds and Other Assets

Employees who have access to Company funds in any form must follow the prescribed procedures for recording, handling, and protecting money as detailed in the Company's instructional manuals or other explanatory materials, or both. Our Company imposes strict standards to prevent fraud and dishonesty. If you become aware of any evidence of fraud and dishonesty, you should immediately advise your manager or supervisor so that the Company can promptly investigate further.

When an employee's position requires spending Company funds or incurring any reimbursable personal expenses, that individual must use good judgment on the Company's behalf to ensure that good value is received for every expenditure. Company funds and all other Company assets are for Company purposes only and not for personal benefit. This includes the personal use of organizational assets, such as computers. Company Records and Communications

Accurate and reliable records of many kinds are necessary to meet our Company's legal and financial obligations and to manage our affairs. Our Company's books and records must reflect in an accurate and timely manner all business transactions. The employees responsible for accounting and recordkeeping must fully disclose and record all assets, liabilities, or both, and must exercise diligence in enforcing these requirements. Our people must not make or engage in any false record or communication of any kind, whether internal or external, including but not limited to:

     o False expense, attendance, production, financial, or similar reports and statements;

     o False advertising, deceptive marketing practices, or other misleading representations.

Dealing With Outside People and Organizations
Our people must take care to separate their personal roles from their Company positions when communicating on matters not involving Company business. Our people must not use Company identification, stationery, supplies, and equipment for personal or political matters.
When communicating publicly on matters that involve Company business, our people must not presume to speak for the Company on any topic, unless they are certain that the views they express are those of the Company, and it is the Company's desire that such views be publicly disseminated.
When dealing with anyone outside the Company, including public officials, employees must take care not to compromise the integrity or damage the reputation of either the Company, or any outside individual, business, or government body.

Prompt Communications
In all matters relevant to customers, suppliers, government authorities, the public and others in the Company, all employees must make every effort to achieve complete, accurate, and timely communications--responding promptly and courteously to all proper requests for information and to all complaints.

Privacy and Confidentiality
Confidential information includes all non-public information that might be useful to competitors, or harmful to our Company's customers, if disclosed. When handling financial and personal information about customers or others with whom the Company has dealings, observe the following principles:

     1. Collect, use, and retain only the personal information necessary for the Company's business. Whenever possible, obtain any relevant information directly from the person concerned. Use only reputable and reliable sources to supplement this information.

     2. Retain information only for as long as necessary or as required by law. Protect the physical security of this information.

     3. Limit internal access to personal information to those with a legitimate business reason for seeking that information. Use only personal information for the purposes for which it was originally obtained. Obtain the consent of the person concerned before externally disclosing any personal information, unless legal process or contractual obligation provides otherwise.

Health and Safety

Our Company strives to provide its people with a safe and healthful environment. Our people have a responsibility for maintaining a safe and healthy workplace for their fellow employees by following safety and health rules and reporting accidents, injuries and unsafe equipment.